Milbank, Tweed, Hadley & McCloy LLP

1 Chase Manhattan Plaza

New York, NY 10005-1413

November 4, 2005

Intelsat, Ltd.

Form 20-F for Fiscal Year Ended December 31, 2004

Form 10-Q for the Fiscal Quarters Ended June 30, 2005

File No. 0-50262

Mr. Larry M. Spirgel

Division of Corporation Finance

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Dear Mr. Spirgel:

We note the receipt by Intelsat, Ltd. (the “Company”), a Bermuda corporation, of the comment letter (the “Comment Letter”) dated October 12, 2005 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the above-referenced Form 20-F (the “Form 20-F”) and the above-referenced Form 10-Q (the “Form 10-Q”). On behalf of the Company, we hereby provide the responses set forth below to the comments in the Comment Letter.

We also hereby submit for filing by direct electronic transmission a Registration Statement on Form S-4 (the “Form S-4”), relating to the exchange offer of Intelsat Subsidiary Holding Company, Ltd., a Bermuda corporation and wholly owned subsidiary of the Company, for its $1,000,000,000 Floating Rate Senior Notes due 2012, $875,000,000 8 1/4% Senior Notes due 2013 and $675,000,000 8 5/8% Senior Notes due 2015 and the related guarantees of the Company and certain subsidiary guarantors, previously issued and sold pursuant to Rule 144A and Regulation S under the Securities Act of 1933, as amended. Where appropriate, disclosure also has been added by the Company to this Form S-4 that responds to the Staff’s comments provided in the Comment Letter. This filing is accompanied by a separate letter from the Company providing the representations set forth in the relevant Commission no-action letters regarding Exxon Capital exchanges.

To assist the Staff review, we have included the text of the Staff’s comments below in bold type. Except as otherwise noted in this letter, the information provided in response to the Staff’s comments has been supplied by the Company, which is solely responsible for such information.

Adjusted EBITDA, page 66

1.	We note that Adjusted EBITDA is a covenant measure defined by your credit agreement dated January 28, 2005. In future filings please revise to present this measure and the discussion of this measure in your liquidity discussion. Also, present the required Adjusted EBITDA amounts included in covenants.

The Company believes that Adjusted EBITDA, like EBITDA, is a useful measure of its operating performance. However, as requested in the Comment Letter, the Company has included the discussion of Adjusted EBITDA in the Form S-4 (this calculation is called Covenant EBITDA in the Form S-4 for the sake of consistency with the Company’s recent earnings releases) in the “Liquidity and Capital Resources” section of “Management’s Discussion and Analysis of Financial Condition and Results of Operations” (“MD&A”), and will continue to do so in future filings. Also, as requested, disclosure has been included in the aforementioned discussion of Adjusted EBITDA in the Form S-4 to describe how this term is used in the covenants included in the Company’s credit agreement and indentures.

Report of Independent Registered Public Accounting Firm, page F-2

2.	Please revise to identify the independent registered public accounting firm.

The Staff observed that the name of the Company’s auditors, KPMG LLP (“KPMG”), was omitted from KPMG’s audit report on page F-2 of the Form 20-F. The Company wishes to inform the Staff that this was an inadvertent, typographical error that occurred when the Form 20-F was being edgarized for filing with the SEC. The Company did receive a signed audit report from KPMG in connection with their audit of the Company’s 2004 and 2003 financial statements and has the signed report in its files. The audit report contained in the Form S-4 for these same periods does indicate that KPMG signed the audit report included therein, and the Company will ensure that audit reports in future filings clearly identify KPMG.

Consolidated Statement of Cash Flows, page F-6

3.	Please tell us, citing accounting literature used, why you include deferred satellite performance incentives in cash flows from financing activities.

The Company advises the Staff that Note 2(u) of the Form 20-F (as well as Note 2(u) to the Company’s consolidated financial statements for the year ended December 31, 2004 included in the Form S-4) describes the Company’s accounting for deferred satellite performance incentives and states the following:

“The cost of satellite construction includes an element of deferred consideration to satellite manufacturers referred to as satellite performance incentives. Intelsat is contractually obligated to make these payments over the lives of the satellites, provided the satellite continues to operate in accordance with contractual specifications. Historically, the satellite manufacturers have earned substantially all of these payments. Therefore, the Company accounts for these payments as deferred financing. The Company capitalizes the present value of these payments as part of the cost of the satellites and records a corresponding liability to the satellite manufacturers. These costs are amortized over the useful lives of the satellites and the liability is reduced as the payments are made.”

The Company believes that deferred satellite incentives are in substance long-term financing for the purchase of property, plant and equipment since such payments relate to the construction of satellites and it is contractually obligated to make these payments over the lives of the satellites. The Company does not believe these payments relate to transactions that enter into the “determination of income”, as described in paragraph 21 of Statement of Financial Accounting Standards (“SFAS”) No. 95, “Statement of Cash Flows” which defines operating activities. The classification of payments for deferred satellite incentives as financing activities is accounted for in accordance with paragraph 20.c of SFAS No. 95. As noted, footnote 8 to paragraph 20.c indicates, “…most principal payments on seller’s financed debt directly related to a purchase of property, plant, and equipment or other productive assets are financing cash flows.” Accordingly, since such payments relate to the cost of satellite construction, the Company believes that its accounting for deferred satellite incentives is in accordance with the interpretation of paragraph 20.c of SFAS No. 95.

Note 19 Contingencies, page F-33

(b) Litigation and claims, page F-33

4.	We note on your Form 8-K filed on March 16, 2005 that “Subsequent to the issuance of its earnings release dated March 3, 2005, the Company updated its results to include the effect of a $1.7 million judgment in favor of certain of its former employees in respect of certain wrongful termination and related claims.” We also note that you do not disclose the $1.7 million judgment in your notes to your financial statements. Tell us and disclose in future filings all instances for which material reserves are required in accordance with SFAS 5 and FIN 45.

The Company notes the Staff’s comment and in future filings, if applicable, the Company will disclose all instances of material reserves in accordance with SFAS No. 5, “Accounting for Contingencies,” and Financial Accounting Standards Board Interpretation (“FIN”) No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others—an interpretation of FASB Statements No. 5, 57, and 107 and rescission of FASB Interpretation No. 34.”

The Company supplementally advises the Staff that it does not currently have any material reserves required under SFAS No. 5 or Fin No. 45. Disclosure of the Company’s known contingencies and claims has been provided in Note 19 of the Form 20-F and Note 12 of the Form 10-Q, as well as in the comparable notes to the consolidated financial statements included in the Form S-4.

The Company also supplementally advises that it did not believe this employee litigation was material to the operating results of the Company and previous disclosure was adequately covered in the “normal course litigation” note of the Company’s periodic filings. Note 15(b) of the Company’s Form 6-K for the quarter ended September 30, 2004 stated the following:

“The Company is subject to litigation in the normal course of business, but management does not believe that the resolution of any pending proceedings would have a material adverse effect on the Company’s financial position or results of operations.”

Following the Company’s receipt of the court ruling, rendered by the labor court of Toulouse, France on January 31, 2005 and before the Company filed its financial statements with the SEC, the Company accounted for this judgment in accordance with paragraph 8.a of SFAS No. 5.

Note 20 Business segment and geographic location, page F-35

5.	We note on page 60 of your Results of Operations that you disclose a table that sets forth revenue by service commitment type. In future filings please disclose revenues from external customers for each service or group of similar services as required by paragraph 37 of SFAS 131.

The Company believes it has complied with paragraph 37 of SFAS No. 131, “Disclosures about Segments of an Enterprise and Related Information,” since currently substantially all of its revenue is from one service, providing capacity on its fleet of satellites to customers. In the “Results of Operations” section of MD&A in the Form 20-F and in the Form S-4, the Company has further disaggregated revenue by type of capacity. The Company’s disaggregation is based, in part, on the term, volume and specifications of its customer service contracts. The Company believes that this disaggregation of capacity follows industry practice.

Note 25 Quarterly Financial Information - Unaudited

6.	Tell us why operating income (loss) was particularly low in the quarter ended December 31, 2003 and 2004. In future filings, disclose any seasonality or trend regarding quarterly financial information presented.

The Company notes the Staff’s comment and in future filings, the Company will disclose any seasonality or trends, if applicable.

The Company supplementally advises the Staff that for the quarter ended December 31, 2003, operating income (loss) was lower than previous quarters because of a decline in quarterly revenue and increasing fixed costs. Revenue was down for the quarter primarily attributable to lower renewals of service agreements and renewals at lower prices in certain markets. This is consistent with the revenue trend described on page 54 of the Form 20-F under the heading “Trends Impacting Our Revenue” and in the corresponding section in MD&A in the Form S-4 which states “. . . since 2001, we have been experiencing an overall decline in revenue that we expect will continue in the near term.” Expenses for the quarter followed an increasing trend throughout 2003 as the Company expanded its terrestrial infrastructure for the provisioning of hybrid and managed service offerings. In addition, operating expenses during the quarter were somewhat higher as the Company incurred expenses preparing for the closing and integration of the Intelsat Americas assets that were purchased in March 2004.

For the quarter ended December 31, 2004, the Company’s operating income (loss) was lower than previous quarters because of a non-cash impairment charge of approximately $84.4 million during the quarter related to an anomaly on the Company’s IA-7 satellite. The anomaly and impairment charge are described in detail on page 57 of MD&A and Note 9 on page F-19 of the Form 20-F and in corresponding places in MD&A and in the notes to the consolidated financial statements included in the Form S-4.

The Company does not currently believe seasonality or trends affect its quarterly results.

Disclosure has been added to the Form S-4 in Note 25 of the consolidated financial statements for the year ended December 31, 2004 as follows:

“The Company’s quarterly revenues and operating income are not impacted by seasonality since customer contracts for satellite utilization are generally long-term. The decline in operating income during the quarter ended December 31, 2003 was due to a decline in revenue associated with lower renewals of service agreements and renewals at lower prices in certain markets.

Expenses increased as the Company expanded its terrestrial infrastructure for the provisioning of hybrid and managed service offerings. The decline in operating income during the quarter ended December 31, 2004 was due to the one-time charge of approximately $84.4 million related to the partial failure the IA-7 satellite.”

Form 10-Q for the Fiscal Quarters ended June 30, 2005

Results of Operations, page 22

Selling, General and Administrative, page 26

7.	We note that the increase in selling, general and administrative expenses was primarily due to increases in professional fees of $46.2 million, incurred mainly in connection with the Acquisition Transaction. We also note on page 62 of your Form 20-F for the Fiscal Year Ended December 31, 2004 that the increase in selling, general and administrative expenses was due primarily to increases in professional fees of $11.9 million mainly due to the acquisition of yourself by Intelsat Holdings. Tell us why you recorded cost related to Intelsat Holdings acquisition of yourself (pre and post acquisition) in SG&A expense. Tell us why these costs were not used to establish a new accounting basis of your company. Refer to your basis in accounting literature.

The Company supplementally advises the Staff that under terms of the Intelsat Holdings acquisition agreement, the Company and the investors which formed Intelsat Holdings (the “Investors”) separately paid transaction fees related to this acquisition individually incurred. The Investors did not reimburse the Company for transaction fees nor does the Company expect to receive reimbursement. Since the Company was not the acquiring entity, the consideration received from the buyers contemplated that each party would pay their own transaction costs. These costs were indirect and general expenses related to the business combination, professional fees incurred by the predecessor company to market itself and consummate the sales transaction were expensed in accordance with SFAS No. 141, “Business Combinations.”

The Company believes that its treatment of professional fees related to the Acquisition Transactions is in accordance with paragraph 24 of SFAS No. 141, which states,

“The cost of an entity acquired in a business combination includes the direct costs of the business combination. Costs of registering and issuing equity securities shall be recognized as a reduction of the otherwise determinable fair value of the securities. However, indirect and general expenses related to business combinations shall be expensed as incurred.”

The Company recorded amounts during the year ended December 31, 2004 and the period January 1 to January 31, 2005 (the predecessor entity periods). No professional fees related to the Intelsat Holdings acquisition have been recorded in the successor entity reporting period (February 1, 2005 to June 30, 2005). As described on pages 22-23 of the Form 10-Q and in the interim periods “Results of Operations” section in MD&A in the Form S-4, the Company combined the predecessor entity and successor entity reporting periods for comparative discussion purposes in MD&A.

Note 7 Satellite developments, page 13

8.	We note that you have entered into a revenue share agreement with New Skies Satellites N.V. for alternate capacity provided to certain customers. Please tell us and disclose in future filings more about this revenue share agreement and how you recognize revenue and expenses pursuant to this agreement. Refer to your basis in accounting literature.

The Company notes the Staff’s comment and in future filings, the Company will disclose how it recognizes revenues and expenses related revenue share agreements. Under the agreement (currently an executed term sheet) with New Skies Satellites N.V. (“New Skies”), customers who previously used capacity on the Company’s IS-804 satellite are now receiving service from a New Skies satellite. Service agreements between the Company and its customers remain in place and the Company continues to provide billing and cash collections for these customers. The Company provides 80% of the revenue from the affected customers to New Skies and retains 20% of the revenue. Following the provision of service, the Company recognizes 20% of amounts billed as revenue and records a liability to New Skies for 80% of the amount billed. Upon collection of cash from customers, the Company remits amounts due to New Skies. The Company is not obligated to pay New Skies unless it collects payments from the customers.

The Company supplementally advises the Staff that based on Emerging Issues Task Force (“EITF”) No. 99-19, “Reporting Revenue Gross as a Principal versus Net as an Agent,” the Company recognizes revenue on a net basis.

Disclosure has been added to the Form S-4 in Note 2(c) of the consolidated financial statements for the year ended December 31, 2004 as follows:

“The Company recognizes revenue under revenue share agreements with other fixed satellite service providers in accordance with Emerging Issues Task Force (“EITF”) No. 99-19, Reporting Revenue Gross as a Principal Versus Net as an Agent.”

Note 15 Related party transactions, page 20

(c) Ownership by management, page 21

9.	Tell us and disclose in future filings what percentage of Intelsat Holdings is owned by management and their affiliates. Tell us how you considered paragraph 4 of SFAS 57.

The Company notes the Staff’s comment and in future filings, the Company will disclose the percentage of Intelsat Holdings owned by management and their affiliates. The Company supplementally advises the Staff that as of January 28, 2005, the Intelsat Holdings purchase date, senior management owned 0.7% of the Company. Effective January 28, 2005, senior management and other designated employees were granted restricted shares, a portion of which vest over time and a portion of which vest based on company performance. These restricted shares will be forfeited upon termination or if performance criteria are not met within designated timeframes. Note 3 of the Form 10-Q describes the vesting criteria in more detail. As of January 28, 2005, these restricted shares, if fully vested, represent 8.1% of the ownership. As of June 30, 2005, senior management owned 0.6% of the Company and restricted shares, if fully vested, represent 7.1% of the ownership.

Disclosure as to the percentage ownership of management in Intelsat Holdings is included under “Principal Shareholders” in the Form S-4 as follows:

“As of October 1, 2005, approximately 92.2% of Intelsat Holdings’ common equity was owned by the Investors and approximately 7.8% of the common equity in Intelsat Holdings (in the form of ordinary shares and restricted shares) was owned by certain members of our management and other designated employees.”

More specific detail of management ownership is provided in the Form S-4 under the headings “Management – Employment Agreements – Prior Equity Compensation” and “ – New Equity Compensation” and “Management – Share Incentive Plans – 2005 Share Incentive Plan”. Additionally,

disclosures under the headings “Prior Equity Compensation” and “New Equity Compensation” were included on pages 88-89 of the Form 20-F and the 2005 Share Incentive Plan is described in Note 3 of the Form 10-Q. The Company respectfully advises the Staff that is not aware of a requirement under U.S. Generally Accepted Accounting Principles to disclose management ownership in its Form 10-Q filings.

Intelsat Holdings was formed in August 2004 by the Company’s Investors to consummate the purchase of the Company and it has no other operating activities or ownership of entities. The Company considered paragraph 4 of SFAS No. 57, “Related Party Disclosures” and concluded there are no other enterprises under common ownership or management control.

10.	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company’s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filings; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company acknowledges that the Company is responsible for the adequacy and accuracy of the disclosure in the filings that the Company makes with the Staff. The Company supplementally acknowledges that the Staff’s comments or changes to disclosure in response to the Staff’s comments do not foreclose the Commission from taking any such action with respect to such filings. Furthermore, the Company supplementally acknowledges that it may not assert the Staff’s comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States of America.

*        *        *

The Company would appreciate receiving any further questions or comments that the Staff may have regarding this letter or the Form S-4 at the Staff’s earliest convenience. You should contact the undersigned at (212) 530-5546 or John Ryan at (212) 530-5903 or Eric E. Boone at (212) 530-5331.

Please acknowledge your receipt of this letter by stamping the enclosed receipt copy of this letter and returning it to the Company’s messenger, who has been instructed to wait.

Sincerely,

/s/ Arnold B. Peinado, III
Arnold B. Peinado, III

cc:	Securities and Exchange Commission:
Inessa Berenbaum
Dean Suehiro

Intelsat, Ltd.:
Robert Medlin
Wenn Smith Phillip L. Spector Sajid N. Ajmeri